ALEXCO RESOURCE CORP.

United States Press Release

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ALEXCO ANNOUNCES C$25 MILLION BOUGHT DEAL PUBLIC OFFERING

June 3, 2021 – Alexco Resource Corp. (NYSE American/TSX: AXU) ("**Alexco**" or the "**Company**") is pleased to announce that it has entered into an agreement with a syndicate of underwriters (the "**Underwriters**") pursuant to which the Underwriters have agreed to purchase on a bought deal basis 7,143,000 common shares of the Company (the "**Shares**") at a price of C$3.50 per Share (the "**Offering Price**") for aggregate gross proceeds of approximately C$25 million (the "**Offering**").

The Underwriters also have an option to purchase that number of additional Shares equal to 15% of the number of Shares sold pursuant to the Offering at Offering Price, for market stabilization purposes and to cover over-allotments for a period expiring 30 days after the date of closing.

The proceeds from the sale of the Shares will be used to fund continuing development at Keno Hill and for general corporate and working capital purposesin a manner to be set forth in the Prospectus Supplement (as defined below).

The Offering will be qualified by way of a prospectus supplement (the "**Prospectus Supplement**") to the Company's existing base shelf prospectus in the provinces of British Columbia, Alberta, Ontario, Saskatchewan and Manitoba. The Prospectus Supplement (together with the related Base Shelf Prospectus) will be available on SEDAR at www.sedar.com.

Closing is expected on or about June 10, 2021 and is subject to Toronto Stock Exchange and other necessary regulatory approvals.

The securities to be offered have not been and will not be registered under the United States Securities Act of 1933, as amended (the "**U.S. Securities Act**"), or under any securities laws of any state of the United States, and may not be offered orsold, directly or indirectly, or delivered within the United States or to, or for the account or benefit of, a U.S. person or person in the United States except in certain transactions exempt from the registration requirements of the U.S. Securities Act and any applicable securities laws of any state of the United States. This release does not constitute an offer to sell or a solicitation to buy such securities in the United States, Canada or in any other jurisdiction where such offer, solicitation or sale is unlawful. "United States" and "U.S. person" are as defined in Regulation S under the U.S. Securities Act.

About Alexco

Alexco is a Canadian primary silver company that owns and operates the majority of the historic Keno Hill Silver District, in Canada's Yukon Territory, one of the highest-grade silver deposits in the world. Alexco is currently advancing Keno Hill to production and started concentrate production and shipments in Q1 2021. Keno Hill is expected to produce an average of approximately 4.4 million ounces of silver per year contained in high quality lead/silver and zinc concentrates. Keno Hill retains significant potential to grow and Alexco has a long history of expanding the operation's mineral resources through successful exploration.

Contact
Clynton R. Nauman, Chairman and Chief Executive Officer
Paul Jones, Sr. VP Corporate Development

Phone: (604) 889-6077
Email: info@alexcoresource.com

*Some statements ("**forward-looking statements**") in this news release contain forward-looking information concerning plans related to Alexco's business and other matters that may occur in the future, made as of the date of this news release including closing of the Offering, the exercise of the over-allotment option and the use of proceeds thereof. Forward-looking statements are subject to a variety of known and unknown risks, uncertainties and other factors which could cause actual events or results to differ from those expressed or implied by the forward-looking statements. Such factors include, among others, risks related to regulatory approval of the Offering and legislative and/or regulatory changes; risks and uncertainties relating to the COVID-19 pandemic including but not limited to business closures, travel restrictions, quarantines and a general reduction in consumer activity; actual results and timing of exploration and development, mining, environmental services and remediation and reclamation activities; future prices of silver, gold, lead, zinc and other commodities; possible variations in mineral resources, grade or recovery rates; failure of plant, equipment or processes to operate as anticipated; accidents, labour disputes and other risks of the mining industry; First Nation rights and title; continued capitalization and commercial viability; global economic conditions; competition; and delays in obtaining governmental approvals or financing or in the completion of development activities. Forward-looking statements are based on certain assumptions that management believes are reasonable at the time they are made. In making the forward-looking statements included in this news release, Alexco has applied several material assumptions, including, but not limited to, the assumptions that all regulatory approvals of the Offering will be obtained and all conditions precedent to completion of the Offering will be fulfilled in a timely manner; that circumstances surrounding the COVID-19 pandemic, although evolving, will stabilize or at least not worsen; that the extent to which COVID-19 may impact the Company, including without limitation disruptions to the mobility of Company personnel, costs associated with implementation of health and safety protocols, increased labour and transportation costs, and other related impacts, will not change in a materially adverse manner; that Alexco will be able to raise additional capital as necessary, that the proposed exploration and development activities will proceed as planned, and that market fundamentals will result in sustained silver, gold, lead and zinc demand and prices. There can be no assurance that forward-looking statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Alexco expressly disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise, except as otherwise required by applicable securities legislation.*